SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Tax I.D. (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) No. 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HELD ON JANUARY 27, 2022

1.              DATE, TIME AND PLACE: On January 27, 2022, at 08:30.a.m, at Av. das Nações Unidas, 14.401 - Torre Aroeira, 5th floor, Parque da Cidade, São Paulo, due to works in progress at Braskem's main office and the context of the pandemic.

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called pursuant to the Bylaws of BRASKEM S.A. (“Company”), with the participation of the Board Members indicated below. The Board Members José Mauro M. Carneiro da Cunha, João Cox, Andrea da Motta Chamma, Gesner José de Oliveira Filho, Héctor Nuñez, Julio Soares de Moura Neto, Marcelo Klujsza, Paulo Roberto Vales de Souza and Roberto Faldini participated in the Meeting via conference call. Board member Roberto Lopes Pontes Simões also participated in his capacity as Chief Executive Officer. Vice-Presidents Pedro Van Langendonck Teixeira de Freitas and Mrs. Lilian Porto Bruno, Clarisse Mello Machado Schlieckmann, Ana Paula Tarossi and Marina Dalben also participated. The Chairman chaired the meeting and Mrs. Lilian Porto Bruno acted as secretary.

3.              AGENDA, RESOLUTION AND SUBJECTS FOR ACKNOWLEDGEMENT OR SUBJECTS OF INTEREST TO THE COMPANY:

3.1.         Resolution: After due analysis of the proposal submitted for resolution, which was previously forwarded to the Board Members and shall remain duly filed at the Company’s Governance Portal, the following resolution was taken:

a)	PD.CA/BAK-02/2022 – Definition of Limits of Delegation for the Contracting of Loans or Financing Transactions by the Company’s Executive Board – after presentation of the matter by Mr. Pedro Freitas, and after prior analysis of the proposal made by the Finance Committee whom gave a favorable opinion on the approval of PD.CA/BAK-02/2022, PD.CA/BAK-02/2021 was approved to: (i) authorize, for the fiscal year of 2022 and until the first Board of Directors’ meeting that will take place in 2023, the limit to the Executive Board contract loans, financing or capital market transactions (including, but not limited to, contracting of derivatives, foreign exchange agreements, advances on foreign exchange agreements, bank guarantees, assignment of receivables and letters of credit), in Brazil or abroad, regardless of a specific approval by the Board of Directors for each transaction, whenever the applicable laws or regulations do not require approval by the Board of Directors or by the General Meeting, on amounts per transaction of up to USD 250 million for transactions expressed in foreign currency, and up to BRL 1 billion for transactions expressed in Reais, always respecting, at the execution of the respective agreement, the Company's gross debt limit in the amount of USD 7.9 billion, excluding Braskem Idesa's Project Finance, as indicated in its latest financial statement or in the quarterly information form disclosed to the market; and (ii) to establish that the loans, financing or capital market transactions engaged in 2021 and until the first meeting of the Board of Directors to be held in 2022, with amounts, per transaction, higher than USD 40 million for transactions expressed in foreign currency and BRL 160 million for transactions expressed in Reais, be periodically informed to the Board of Directors, through the Finance and Investment Committee, including the main characteristics of such transactions.

BRASKEM S.A.

Tax I.D. (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) No. 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HELD ON JANUARY 27, 2022

3.2.	Subjects for Acknowledgement: Nothing to record, since there are no subjects for acknowledgement on the Agenda of this meeting.

3.3.	Subjects of Interest to the Company: Nothing to record, since there are no subjects of interest to the Company on the Agenda for this meeting.

4.              ENCERRAMENTO: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, which, after read, discussed and found to be in order, were signed by all Board Members who attended the meeting, by the Chairman and by the Secretary.

São Paulo/SP, January 27, 2022.

José Mauro M. Carneiro da Cunha	Lilian Porto Bruno
Chairman	Secretary

João Cox Neto	Andrea da Motta Chamma

Gesner José de Oliveira Filho	João Pinheiro Nogueira Batista

Julio Soares de Moura Neto	Marcelo Klujsza

Paulo Roberto Vales de Souza	Roberto Faldini

Roberto Lopes Pontes Simões	Héctor Nuñez

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.